April 4, 2011

VIA EDGAR TRANSMISSION

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	Magnum Hunter Resources Corporation Registration Statement on Form S-3 (File No. 333-172979) Application for Withdrawal of Registration Statement

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Magnum Hunter Resources Corporation (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of its Registration Statement on Form S-3 (File No. 333-172979), together with all exhibits thereto (collectively, the “Registration Statement”).

The Registration Statement was filed with the Commission on March 21, 2011, and has not been declared effective.  No securities have been or will be distributed, issued or sold pursuant thereto.

This request has been submitted because the Company has determined that the securities to be registered pursuant to the Registration Statement will instead be registered pursuant to a Registration Statement on Form S-4, which the Company anticipates filing in the near future.  The Company requests that the Commission consent to this application on the grounds that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477.

It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Company receives notice from the Commission that this application will not be granted.

If you have questions or require additional information, please contact the undersigned at (832) 369-6986 or the Company’s outside counsel, David E. Morrison of Fulbright & Jaworski L.L.P., at (214) 855-8301.

Respectfully,

MAGNUM HUNTER RESOURCES CORPORATION

By:           /s/ Paul M. Johnston
Name:           Paul M. Johnston
Title:           Senior Vice President and General Counsel